16003810

Section

FEB 26 2016

Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49491

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cheval Capital, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 N. Pitt Street, Suite 110
(No. and Street)

Alexandria	Virginia	22314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Stiff, President — 703-549-7390 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis C Stiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cheval Capital, Inc, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public State of Florida
Margarite A Nelson
My Commission FF 946608
Expires 01/25/2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHEVAL CAPITAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2015

Cheval Capital, Inc.

Financial Statements
And Supplementary Information

Year Ended December 31, 2015

Table of Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholder of
Cheval Capital, Inc.

We have audited the accompanying financial statements of Cheval Capital, Inc. which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Cheval Capital, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cheval Capital, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in the supplemental information pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Cheval Capital, Inc. financial statements. The information is the responsibility of Cheval Capital, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 19, 2016
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

Cheval Capital, Inc.

Statement of Financial Condition

December 31, 2015

ASSETS

Cash and cash equivalents	$	170,873
Accounts receivable		97,331
Property and equipment, net of depreciation		4,376
Other assets		3,179
Total	$	275,759

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	24,785
STOCKHOLDER'S EQUITY		
Common Stock - $ 0.01 Par Value; Authorized 1,000 Shares; Issued 100 Shares		1
Additional paid-in capital		43,349
Retained earnings		207,624
Total Stockholder's Equity		250,974
TOTAL	$	275,759

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Income

Year Ended December 31, 2015

REVENUES:	
Fee income	$ 200,594
Interest income	24
Total Income	200,618
EXPENSES	
Officers' compensation and benefits	58,674
Occupancy costs	58,149
Depreciation and amortization	517
Membership, registration and other fees	3,217
Communications	9,548
Other operating expenses	64,857
Total Expenses	194,962
NET INCOME	$ 5,656

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2015

	Capital Stock Common		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, beginning	100	$ 1	$ 43,349	$ 231,968	$ 275,318
Net Income				5,656	5,656
Cash Distributions to Shareholder				(30,000)	(30,000)
Balance, ending	100	$ 1	43,349	207,624	250,974

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Cash Flows

Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 5,656
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	517
Loss on disposal of equipment	2,598
Changes in assets and liabilities:	
(Increase) decrease:	
Accounts receivable	(51,569)
Other assets	694
Increase (decrease):	
Accounts payable and accrued expenses	16,211
Net cash used in operating activities	(25,893)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of Property and equipment	(3,020)
Net cash used in Investing activities	(3,020)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash distributions to shareholder	(30,000)
Net cash used in financing activities	(30,000)
Net decrease in cash and cash equivalents	(58,913)
Cash and equivalents - beginning of year	229,786
Cash and equivalents - end of year	$ 170,873

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Notes to Financial Statements

December 31, 2015

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cheval Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Virginia corporation incorporated on July 12, 1996.

The Company provides investment banking services to corporate clients. Services include providing financial advice in mergers and acquisitions and acting as a placement agent primarily in private equity, debt offerings and other areas.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not yet earned reflected as deferred fee income.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Concentration of Risk

The Company had revenue from two major customers that represented approximately 36% of total revenue for the year ended December 31, 2015.

Fair Value of Financial Instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable, account payable, and accrued expenses. The recorded values of cash and cash equivalents, accounts receiveable, accounts payable and accrued expenses, approximate their fair value based on their short term nature.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary. Management periodically reviews accounts receivable and if amounts are considered uncollectible they are charged to bad debt expense.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (primarily five years). When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is recognized currently. The cost of maintenance and repairs is charged to expense as incurred, whereas renewals and betterments are capitalized.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31 2015 was approximately $24,000

Income Taxes

The Company has elected to be taxed as a S Corporation. Therefore the income or losses of the Company flow through to the Stockholder and no income taxes are reported in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files its income tax returns in the US federal jurisdiction and various state jurisdictions, is no longer subject to US federal income tax examination by tax authorities for years before 2012.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following at December 31, 2015:

Furniture and fixtures	$ 29,550
Office equipment	5,118
Leasehold improvements	10,020
	44,688
Less: accumulated depreciation	(40,312)
	$ 4,376

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $ 143,129, which was $ 138,129 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .17 to 1.00.

NOTE 5 - PENSION PLAN

The Company maintains a defined contribution profit sharing plan for all employees meeting minimum eligibility requirements. A discretionary contribution of $11,245 was made for the year ended December 31, 2015.

NOTE 6 - LEASE COMMITMENT

On March 18, 2014 the Company entered into a lease amendment agreement to extend the original office space lease through March 31, 2016. The lease provides in part for the payment of contingent rentals based upon the escalation of real estate taxes and certain operating expenses. Rent expense was $58,149 for the year ended December 31, 2015.

Future minimum lease payments under the operating lease are as follows;

2016	14,200
Total	$14,200

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Cheval Capital, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2015

NET CAPITAL		
Total stockholder's equity qualified for net capital		250,974
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	97,331	
Property and equipment	4,376	
Other assets	3,179	104,886
TOTAL NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (tentative net capital)		146,088
Haircuts on securities		
Money market funds		2,959
NET CAPITAL		143,129
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		24,785
Total aggregate indebtedness		24,785
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Company)		5,000
Excess net capital		138,129
Net capital less greater of (a) 120% of minimum net capital; or (b) 10% of aggregate indebtedness		137,129
Ratio: Aggregate indebtedness to net capital		0.17 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There is no material difference from the Company's computation, therefore a reconciliation is not included.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cheval Capital, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Cheval Capital, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cheval Capital, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Cheval Capital, Inc. stated that Cheval Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cheval Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cheval Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 19, 2016
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

Cheval Capital, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2015

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

Cheval Capital, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2015

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

CHEVAL
CAPITAL, INC
INVESTMENT BANKING

BROKER DEALERS ANNUAL EXEMPTION REPORT

Cheval Capital, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Cheval Capital, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31,2015 without exception.

Francis Stiff, President
January 1, 2016

901 North Pitt Street, Suite 110 • Alexandria, Virginia 22314
Telephone: 703-549-7390 • Facsimile: 703-549-8603